SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is the English translation of the letter dated May 8, 2019, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

In compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

Integral Result for the nine-month period (in ARS thousands)	03/31/2019	03/31/2018

Gain / Loss attributable to:
Company’s shareholders	(4,611,147)	12,104,817
Non-controlling interests	137,262	297,769

Equity Composition:
Capital stock	126,014	126,014
Comprehensive adjustment of capital stock	2,124,617	2,124,617
Additional paid-in capital	6,182,503	6,182,503
Legal Reserve	85,467	85,467
Futures Dividends Reserve	20,712,448	-
Reserve Resolution CNV 609/12	5,908,409	5,908,409
Special Reserve	26,956,373	4,931,929
Changes in non controlling interest	(79,933)	(43,236)
Retained earnings	(15,006,442)	32,557,701
Total attributable to the company's shareholders	47,009,456	51,873,404
Non-controlling interest	2,227,050	1,952,749
Total Shareholders’ Equity	49,236,506	53,826,153

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 126,014,050, divided into 126,014,050 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

Shareholders	Shares	Stake
IRSA Inversiones y Representaciones Sociedad Anónima[1]	103,736,784	82.32%
Minority Shareholders	22,277,266	17.68%

Below are the highlights for the nine-months period of Fiscal Year 2019 ended March 31, 2019:

  ●
Net result for the nine-month period of FY 2019 registered a loss of ARS 4,474 million compared to a gain of ARS 12,402.6 million in 9M18, despite a gain registered in the 3rd quarter of ARS 198 million. The 9M loss is mainly explained by lower results from changes in fair value of investment properties.

  ●
The Company’s Adjusted EBITDA for 9M19 reached ARS 3,553.4 million, decreasing in real terms by 12.3% compared to 9M18. Adjusted EBITDA for Shopping Malls decreased by 13.6% while Adjusted EBITDA for Office segment increased by 72.5%.

  ●
As a subsequent event, on May 2019, we opened with full occupancy the “Zetta” office building in the “Polo Dot” commercial complex located in the North Area of Buenos Aires City.

 1 Includes the stake of E-Commerce Latina S.A. and Tyrus S.A (Subsidiares of IRSA Inversiones y Representaciones Sociedad Anónima)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: May 9, 2019